UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

RF Industries, Ltd.

(Name of Issuer)

Common Stock $0.01 par value

(Title of Class of Securities)

749552 10 5

(CUSIP Number)

Istvan Benko, Esq.
TroyGould PC
1801 Century Park East, 16th Floor
Los Angeles, CA 90067
(310) 553-4441

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 749552 10 5
1.	Name of Reporting Person Darren Clark I.R.S. Identification No. of above person (entities only) Not applicable
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 777,738 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 777,738 shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,738 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.9%(1)
14.	Type of Reporting Person IN
________________

_______________________________
1 Based on 6,030,916 shares of common stock reported outstanding in RF Industries, Ltd.’s Form 10-Q for the quarter ended April 30, 2011.

Item 1.    Security and Issuer.

This Schedule 13D relates to the $0.01 par value Common Stock (the “Common Stock”) of RF Industries, Ltd., a Nevada corporation (the “Issuer”), the principal executive offices of which are located at 7610 Miramar Road, Bldg. 6000, San Diego, California 92126.

Item 2.    Identity and Background.

This Schedule is filed by Darren Clark, a United States citizen.  This Schedule relates to the securities directly owned by Mr. Clark.  Mr. Clark is herein referred to as the “Reporting Person.”

As of the date of this Schedule 13D, the Reporting Person’s principal occupation is Chief Executive Officer of Cables Unlimited, Inc., a New York corporation and wholly-owned subsidiary of the Issuer.  Mr. Clark is also a director of the Issuer.  Cables Unlimited, Inc. is an established fiber optic custom cable assembly manufacturer.  Cables Unlimited, Inc.’s address is 3 Old Dock Road, Yaphank, New York, 11980.  The Reporting Person’s principal address is 3 Old Dock Road, Yaphank, New York, 11980.

During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The Reporting Person received his shares of Common Stock as the result of a merger.  On June 15, 2011, pursuant to an Agreement and Plan of Reorganization, dated June 6, 2011 (the “Merger Agreement”), by and among the Issuer, CUI Acquisitions, Inc., a New York corporation and wholly-owned subsidiary of the Issuer, Cables Unlimited, Inc., a New York Corporation, and the Reporting Person, the sole shareholder of Cables Unlimited, Inc., CUI Acquisitions, Inc. merged with Cables Unlimited, Inc., with CUI Acquisitions, Inc. as the surviving corporation (the “Merger”).  In connection with the Merger, CUI Acquisitions, Inc. changed its name to “Cables Unlimited, Inc.”

Under the Merger Agreement, the Reporting Person’s shares of Cables Unlimited, Inc. common stock issued and outstanding immediately before the Merger were converted into, among other consideration, 762,738 shares of Common Stock of the Issuer.  Moreover, in connection with the Merger, on June 15, 2011, the Reporting Person was appointed as a member of the Issuer’s Board of Directors and received options to purchase 15,000 shares of Common Stock in consideration for Reporting Person’s service as a member of the Board of Directors.  Such options vested immediately and were granted pursuant to the Issuer’s standard form of stock option agreement, as previously filed with the SEC by the Issuer.

The foregoing description of the Merger Agreement is a summary only and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 1 to this Schedule and is hereby incorporated herein by reference.

Item 4.    Purpose of the Transaction.

The Reporting Person acquired the foregoing securities of the Issuer for investment purposes pursuant to and in connection with the Merger Agreement and the Merger, as described in Item 3 hereof.

As provided above, the Reporting Person is the Chief Executive Officer of Cables Unlimited, Inc., and one of six directors of the Issuer.  As such, the Reporting Person participates in the planning and decisions of the Board of Directors and management of the Issuer.  The Reporting Person may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, policies, operations, capital structure or business of the Issuer, including a possible recapitalization or sale of the Issuer.

Depending upon market conditions and other factors that the Reporting Person deems material, he may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of Common Stock or other securities of Issuer that he now holds or hereafter may acquire.

Except as described in the preceding paragraphs, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.  The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Issuer, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as he may determine.

Item 5.    Interest in Securities of the Issuer.

As of the date of this filing, the Reporting Person beneficially owns 777,738 shares of Common Stock, equal to 12.9% of the Issuer’s outstanding Common Stock, calculated in accordance with Rule 13d-3.  The Reporting Person has the right to acquire 15,000 of such 777,738 shares of Common Stock pursuant to options that are currently exercisable.

The Reporting Person has sole voting and investment power with respect to all of the shares beneficially owned.

Aside from the transactions described in Item 3 above, the Reporting Person has not purchased or sold any Common Stock of the Issuer in the 60 days prior to this filing.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3 above, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any voting securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

The following documents are included as exhibits to this Schedule 13D:

Number	Exhibit

1
Agreement and Plan of Reorganization by and among RF Industries, Ltd., CUI Acquisitions, Inc., Cables Unlimited, Inc., and Darren Clark (previously filed by the Issuer on June 7, 2011 as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2011 /s/ Darren Clark DARREN CLARK